SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                        USA REAL ESTATE INVESTMENT TRUST

                            (Name of Subject Company)

                 SUTTER OPPORTUNITY FUND 2, LLC; SUTTER CAPITAL
                      MANAGEMENT, LLC; AND ROBERT E. DIXON

                                    (Bidder)

                          Shares of Beneficial Interest
                         (Title of Class of Securities)

                                   903 28G 308
                      (CUSIP Number of Class of Securities)
                            -----------------------
                                                Copy to:
Robert Dixon                                    Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                  Derenthal & Dannhauser
150 Post Street, Suite 320,                     One Post Street, Suite 575
San Francisco, California 94108                 San Francisco, California  94104
(415) 788-1444                                  (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

       Transaction                                     Amount of
       Valuation*                                      Filing Fee

        $795,000                                          $159

* For purposes of calculating the filing fee only. Assumes the purchase of 2,650 Shares of Beneficial Interest ("Shares") at a purchase price equal to $300 per Share in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by SUTTER OPPORTUNITY FUND 2, LLC (the "Purchaser") to purchase up to 2,650 Shares of Shares of Beneficial Interest (the "Shares") in USA REAL ESTATE INVESTMENT TRUST, a California business trust (the "Issuer"), the subject company, at a purchase price equal to $300 per Share, less the amount of any distributions declared or made with respect to the Shares between September 4, 2001 (the "Offer Date") and October 5, 2001 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 4, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal would be assigned by all tendering Share holders to the Purchaser. Tender of Shares will include the tender of any and all securities into which the Shares may be converted or exchanged, and any securities distributed with respect to the Shares, by way of stock dividend or otherwise, from and after the Offer Date. Sutter Capital Management, LLC and Robert E. Dixon are named as "Bidders" in this Schedule TO solely because of control relationships with Sutter Opportunity Fund 2, LLC. Due to such relationships they may be deemed beneficial owners of securities owned by Sutter Opportunity Fund 2, LLC. Nevertheless, only Sutter Opportunity Fund 2, LLC intends to acquire Shares pursuant to this offer and neither Sutter Capital Management, LLC, manager of Sutter Opportunity Fund 2, LLC, nor Robert E. Dixon, manager of Sutter Capital Management, LLC,is offering hereby, or intends to acquire directly, any shares.

         The Issuer had 27,115 Shares issued and outstanding held by approximately 3,767 Share holders of record as of June 30, 2001, according to its quarterly report on Form 10-Q for the quarter then ended. The Purchaser currently beneficially owns no Shares. The 2,650 Shares subject to the Offer constitute approximately 9.8% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $795,000 in aggregate purchase price, which the Purchaser will fund out of its current working capital.

         The address of the Issuer's principal executive offices is PMB 314, P.O. Box 255427, Sacramento, California 95865-5427.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Offer to Purchase dated September 4, 2001

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Share holders dated September 4, 2001

         (a)(4)   Advertisement

         (b)-(h)  Not applicable.




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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 4, 2001


SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

         By:      /s/ ROBERT DIXON
                  -----------------------------
                  Robert Dixon, Manager


/s/ ROBERT DIXON
-----------------------------
ROBERT E. DIXON


























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



                                  EXHIBIT INDEX


Exhibit           Description                                             Page

(a)(1)   Offer to Purchase dated September 4, 2001

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Share holders dated September 4, 2001

(a)(4)   Advertisement